UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER

NOTIFICATION OF LATE FILING	33-16531-D
FORM 10-QSB	CUSIP NUMBER

For Period Ended: March 31, 2016

[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

PART I - REGISTRANT INFORMATION

INTERNATIONAL AUTOMATED SYSTEMS, INC.

55 N Merchant St. #608 American Fork, Utah 84003

(Address of principal executive offices)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is awaiting the completion of the review of its financial statements and additional days are needed to complete and finalize the report.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

LaGrand Johnson	(801) 423-8132

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If answer is no, identify report(s). [  ] Yes [X] No

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10Q’s for period ending September 30 2015 and December 31, 2015

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [  ] Yes [X]No

If so, attach an explanation of the anticipated change, both narratively and qualitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INTERNATIONAL AUTOMATED SYSTEMS, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL AUTOMATED SYSTEMS, INC.

By:
/S/ Neldon Johnson
Neldon Johnson, President and CEO

Date: May 16, 2016

[ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]